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                                    EXHIBIT 12(b)
                              SALOMON INC AND SUBSIDIARIES
                      Calculation of Ratio of Earnings to Combined
                         Fixed Charges and Preferred Dividends
                                      (Unaudited)
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                                     Six
                                  Months
                                   Ended
                                June 30,                 Years Ended December 31,
Dollars in millions                 1994       1993        1992        1991        1990        1989
- ---------------------------------------------------------------------------------------------------
Earnings:
 Income before taxes and
     cumulative effect of
     change in accounting
     principles                  $  (234)   $ 1,465     $ 1,056     $   919     $   506     $   740
 Add fixed charges (see below)     2,182      4,644       4,373       5,704       6,032       6,147
 Other adjustments                    (1)        22          20          (4)        (16)        (10)
                                 -------    -------     -------     -------     -------     -------
Earnings as defined              $ 1,947    $ 6,131     $ 5,449     $ 6,619     $ 6,522     $ 6,877

Fixed Charges and
 Preferred Dividends:
 Interest expense                $ 2,170    $ 4,600     $ 4,324     $ 5,638     $ 5,959     $ 6,093
 Other adjustments                    12         44          49          66          73          54
                                 -------    -------     -------     -------     -------     -------
Fixed charges as defined           2,182      4,644       4,373       5,704       6,032       6,147
Preferred dividends (tax
 equivalent basis)                    47         83         131         121         105          99
                                 -------    -------     -------     -------     -------     -------
Combined fixed charges
 and preferred dividends         $ 2,229    $ 4,727     $ 4,504     $ 5,825     $ 6,137     $ 6,246
                                 =======    =======     =======     =======     =======     =======
Ratio of earnings to combined
 fixed charges and preferred
 dividends                          0.87*      1.30        1.21        1.14        1.06        1.10
                                 =======    =======     =======     =======     =======     =======

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<fn1>
NOTES:
<fn1>
The ratio of earnings to combined fixed charges and preferred dividends was calculated by dividing the sum of fixed charges and tax equivalent preferred dividends into the sum of earnings before taxes and fixed charges.

Fixed charges consist of interest expense, including capitalized interest and a portion of rental expense representative of the interest factor.

Tax equivalent preferred dividends represent the pretax earnings necessary to cover preferred stock dividend requirements, assuming such earnings are taxed at the Company's consolidated effective income tax rate.

* For the six months ended June 30, 1994, earnings as defined were inadequate to cover fixed charges, including preferred dividends.  The amount by which fixed charges, including preferred dividends, exceeded earnings as defined for the six-month period was $282 million.

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